March 14, 2003



Russell Mancuso, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

	Re:	Colfax Corporation
	Registration Statement on Form S-1
	(File No. 333-61937)

Dear Mr. Mancuso:

This letter is submitted pursuant to Rule 477 under the Securities Act of 1933. Colfax Corporation hereby requests withdrawal of the above-mentioned registration statement effective immediately. Colfax Corporation is requesting withdrawal of its registration statement because it does not intend to pursue an initial public offering at this time. No securities were sold pursuant to the registration statement or in connection with the offering.

Very truly yours,

/s/ JOHN A. YOUNG

John A. Young
Chief Executive Officer